Exhibit 99.3

TAOP Reports Financial Results for the Six Months Ended June 30, 2020

SHENZHEN, China, September 30, 2020 - Taoping Inc. (NASDAQ: TAOP), a leading provider of internet-based smart display screens, and a new-media ecosystem that enables targeted advertising and online retail, today announced its unaudited financial results for the six months ended June 30, 2020.

Revenue was $3.7 million for the first six months of 2020, a decrease of $3.4 million, compared to $7.1 million for the same period last year. The decrease in sales is largely due to the impact of the COVID-19 pandemic and an unfavorable macro environment in China for the first half year of 2020.

The Company incurred a loss from operations of $7.5 million for the first six months of 2020, compared to a loss from operations of $2.2 million for the same period of last year. The increase in loss from operations in the first half of 2020 was mainly attributed to an increase of $5.8 million in allowance for credit losses.

Net loss attributable to the Company was $7.7 million for the first six months of 2020, compared to a net loss attributable to the Company of $1.8 million for the same period of last year. The net loss was mainly attributed to the loss from operations. Loss per share was $1.12 for the first six months of 2020, compared to loss per share of $0.24 for the same period of 2019. On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s ordinary shares. The basic and diluted loss per share were retroactively adjusted for all periods presented.

Net cash used in operating activities was $1.2 million for the first six months of 2020, compared to net cash used in operating activities of $0.8 million for the first six months of 2019. For the first six months of 2020, negative operating cash flow was mainly attributable to the increased net loss, increase in advances to suppliers and decrease in accounts payable.

Working capital deficit was $10.0 million as of June 30, 2020, compared to working capital deficit of $7.0 million as of December 31, 2019.

“In first half of 2020, the new-media industry of China experienced a slowdown attributed to the unfavorable macro environment and COVID-19. Recognizing various challenges during this period, we moved quickly to enhance liquidity by raising additional capital and extending bank loans, reduce expense base and cash outflows to further our commitment to building long-term shareholder value,” said Mr. Jianghuai Lin, CEO and Chairman of Taoping Inc.

Mr. Lin added, “We continued to advance our technology and platform to provide cost-effective digital advertising solutions to customers. In July, we upgraded the Taoping Smart Cloud Platform and optimized the performance of ad publishing, data monitoring, publication management, transaction system, and Application Programming Interface (API) docking. With Taoping Smart Cloud Platform, the Company will accelerate the integration of offline scenes and online Internet interaction channels, open connection to third-party Demand Side Platform (DSP) and Ad Exchange (ADX) Internet traffic platforms, and realize online and offline traffic interoperability through Real-Time Bidding (RTB) technology. During the third quarter, we are experiencing demand recovery. Looking ahead, we will seek opportunities to expand the product line based on our accumulated technological knowledge in the IT industry while continue to manage our financial position conservatively. We believe we are well-positioned to continue to expand and enhance our existing network and to create value well into the future.”

Operational Highlights

●	Taoping Alliance has penetrated into the county-level market nationwide. As of August 19, 2020, Taoping Alliance has 211 domestic members operating in 211 cities across 26 provinces out of 34 provincial-level administrative units in China as well as three overseas members (Toronto, Asia, and Singapore).

●	In August 2020, the Company released two new smart screen products—the 43-inch screen and the 55-inch screen to provide better scenario-based marketing service to advertisers.

●	In July 2020, the Company has upgraded its Taoping Smart Cloud Platform and rolled out in operation. The upgraded Taoping Smart Cloud Platform has optimized the performance of ad publishing, data monitoring, publication management, transaction system, and API interface docking: On one hand, it further strengthens users’ operating experience in Internet advertising, online site selection, data monitoring, online transactions; On the other hand, Taoping Smart Cloud Platform provides a shared resource pool that can be flexibly assigned and expanded for all users.

●	Effective on July 30, 2020, the Company implemented a one (1)-for-six (6) reverse stock split of issued and outstanding ordinary shares, no par value. The reverse stock split was intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market. The reverse stock split did not affect the number of total authorized ordinary shares of the Company.

●	On August 20, 2020, the Company receive a letter from the NASDAQ Listing Qualifications staff notifying the Company that it has regained compliance with NASDAQ’s minimum bid price requirements for continued listing on the Nasdaq Capital Market, as a result of the closing bid price of the Company’s ordinary shares having been at $1.00 per share or greater for the last 15 consecutive business days, from July 30 through August 19, 2020.

Financial Results for the First Six Months of 2020

Revenue

Revenue was $3.7 million for the first six months of 2020, compared to $7.1 million for the same period of last year, a decrease of $3.4 million, or 47.2%. The decrease was primarily due to the impact of the COVID-19 pandemic and the unfavorable macro environment in China for the first half year of 2020.

Gross Profit

Gross profit was $1.5 million for the first six months of 2020, a decrease of $ 1.6 million compared to $3.1 million for the first six months of 2019. Gross profit as a percentage of revenue was 39.3% for the first six months of 2020, decreased from 44.0% for the same period of last year.

The decrease in the overall gross profits primarily resulted from the decrease of product revenue from cloud-based display terminals, which have a comparatively higher gross profit margin and the increase of lower margin revenue from high-end data storage servers. The Company expects that the gross margin for the remaining of 2020 would be consistent with the first half of the year.

Administrative, R&D and Selling Expenses

Administrative expenses increased by $4.0 million, or 125%, to $7.1 million for the first six months of 2020, from $3.1 million for the same period of 2019. Such increase was a result of an increase of $5.8 million in allowance for credit losses, offset by the decrease in amortization of intangible assets and payrolls. The Company considered the Covid-19 impact and expected future credit losses in the determination of credit loss reserves as of June 30, 2020. As a result, the Company made credit loss reserves on uncollected accounts receivable from prior years of $5.8 million in first half of 2020 due to the deterioration of certain customers’ financial conditions. As a percentage of revenue, administrative expenses increased to 189% for the first six months of 2020, from 44.3% for the same period of 2019.

Research and development (“R&D”) expenses decreased by $0.1 million, or 5.4%, to $1.8 million for the first six months of 2020, from $1.9 million for the first six months of 2019. Such decrease was primarily due to decrease in payroll and benefits for R&D staff as a result of the decrease in headcount, and the decrease of depreciation of software purchased. As a percentage of revenue, R&D expenses increased to 48.2% for the first six months of 2020, from 26.9% for the same period of last year. R&D expenses for the remaining of 2020 are expected to be consistent with the first half of the year.

Selling expenses decreased by $0.2 million, or 52.2%, to $0.1 million for the first six months of 2020, from $0.3 million for the first six months of 2019. This decrease was primarily due to the decreased headcount of sales and marketing staff. Selling expenses for the remaining of 2020 is expected to be consistent with the first half of the year.

Net loss attributable to Company

As a result of the cumulative effect of the foregoing factors, for the first six months of 2020, net loss attributable to the Company was $7.7 million, compared to a net loss attributable to the Company of $1.8 million for the same period of last year.

Cash and Financial Position

As of June 30, 2020, the Company had cash and cash equivalents of $0.3 million and restricted cash of $0.2 million, compared to $1.5 million of cash and cash equivalents as of December 31, 2019. Working capital deficit was $10.0 million as of June 30, 2020, compared to working capital deficit of $7.0 million as of December 31, 2019.

Net cash used in operating activities was $1.2 million for the first six months of 2020, compared to net cash used in operating activities of $0.8 million for the first six months of 2019.

About Taoping Inc.

Taoping Inc. (formerly known as China Information Technology, Inc.) (TAOP), is a leading provider of smart display terminals for targeted advertising and online retail. The Company provides integrated end-to-end digital advertising solutions enabling customers to distribute and manage advertisements on advertisement display terminals. Connecting cloud-based advertisement terminal owners, advertisers and consumers, it builds up a resource sharing “Smart IoT Terminal - Taoping Net/ App - Taoping Go (e-Store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc. and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.
Chang Qiu
Email: chang_qiu@taoping.cn

or

Dragon Gate Investment Partners LLC
Tel: +1 (646)-801-2803
Email: taop@dgipl.com

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2020 AND DECEMBER 31, 2019

	June 30, 2020	December 31, 2019
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$286,795	$1,519,666
Restricted cash	198,069	-
Accounts receivable, net	3,928,244	4,926,081
Accounts receivable-related parties, net	6,683,510	8,733,263
Advances to suppliers	2,675,061	1,064,901
Inventories, net	236,533	302,938
Loan receivable - related party	347,893	397,041
Other current assets	257,386	2,087,946
TOTAL CURRENT ASSETS	14,613,491	19,031,836

Non-current accounts receivable, net	994,376	1,648,109
Non-current accounts receivable-related parties, net	1,844,839	3,793,949
Property, plant and equipment, net	10,929,829	11,835,516
Intangible assets, net	-	1,496
Other assets, non-current	3,903,021	4,304,640
TOTAL ASSETS	$32,285,556	$40,615,546

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$4,830,062	$6,584,664
Accounts payable	11,548,461	12,586,696
Accounts payable-related parties	64,361	65,276
Advances from customers	367,610	421,700
Advances from customers-related parties	157,404	140,938
Amounts due to related parties	127,330	129,139
Accrued payroll and benefit	297,721	193,912
Other payables and accrued expenses	5,033,112	4,897,672
Income tax payable	-	70,653
Convertible note payable, net of debt discounts	2,247,185	916,511
TOTAL LIABILITIES	24,673,246	26,007,161

EQUITY
Ordinary shares, 2020 and 2019: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, June 30, 2020: 7,332,434 shares; December 31, 2019: 7,000,053 shares*;	127,019,156	126,257,156
Additional paid-in capital	16,746,986	16,461,333
Statutory reserve	14,044,269	14,044,269
Accumulated deficit	(182,194,414)	(174,517,769)
Accumulated other comprehensive income	22,907,323	23,022,845
Total (deficit) equity of the Company	(1,476,680)	5,267,834
Non-controlling interest	9,088,990	9,340,551
TOTAL EQUITY	7,612,310	14,608,385

TOTAL LIABILITIES AND EQUITY	$32,285,556	$40,615,546

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. Except for shares authorized, all references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
	(Unaudited)	(Unaudited)
Revenue – Products	$2,056,805	$1,955,545
Revenue – Products-related parties	217,813	3,810,126
Revenue – Software	1,049,377	903,978
Revenue – Other	371,381	362,818
Revenue – Other-related parties	41,974	49,750
TOTAL REVENUE	3,737,350	7,082,217

Cost – Products	1,970,154	3,552,454
Cost – Software	296,190	308,701
Cost – Other	4,001	105,391
TOTAL COST	2,270,345	3,966,546

GROSS PROFIT	1,467,005	3,115,671

Administrative expenses	7,064,286	3,138,340
Research and development expenses	1,802,747	1,907,116
Selling expenses	143,816	301,028
LOSS FROM OPERATIONS	(7,543,844)	(2,230,813)

Subsidy income	223,391	339,604
Other loss, net	(302,336)	(55,430)
Interest income	3,470	67,871
Interest expense and debt discounts expense	(391,231)	(214,002)
Loss before income taxes	(8,010,550)	(2,092,770)

Income tax benefit	69,858	270,747

NET LOSS	(7,940,692)	(1,822,023)
Less: Net loss attributable to the non- controlling interest	264,047	6,749
NET LOSS ATTRIBUTABLE TO THE COMPANY	$(7,676,645)	$(1,815,274)

Loss per share - Basic and Diluted*
Basic	$(1.12)	$(0.24)
Diluted	$(1.12)	$(0.24)

NET LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY*
Basic	$(1.08)	$(0.24)
Diluted	$(1.08)	$(0.24)

*On July 30, 2020, the Company implemented a one-for-six reverse stock split of the Company’s issued and outstanding ordinary shares. The computation of basic and diluted EPS was retroactively adjusted for all periods presented.

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss	$(7,940,692)	$(1,822,023)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses on accounts receivable and other current assets	5,875,044	1,667,306
(Reversal of) Provision for obsolete inventories	(15,255)	284
Depreciation	1,603,722	1,428,424
Amortization of intangible assets	1,479	53,076
Loss (gain) on sale of property and equipment	601	(136)
Loss on disposal of inventories	49,827	63,849
Stock-based payments for consulting services	204,443	33,884
Amortization of convertible note discount	163,833	-
Stock-based compensation	92,308	289,912
Changes in operating assets and liabilities:
Accounts receivable	(1,225,284)	(116,565)
Accounts receivable from related party and its affiliates	803,982	(2,473,234)
Inventories	27,762	150,513
Other non-current assets	342,269	-
Other receivables and prepaid expenses	1,601,902	(315,436)
Advances to suppliers	(1,685,458)	(917,088)
Other payables and accrued expenses	305,903	292,672
Advances from customers	(48,317)	32,278
Advances from customers from related party and its affiliates	18,491	61,122
Amounts due to related parties	-	(1,018,982)
Accounts payable	(1,283,642)	2,057,767
Income tax payable	(69,858)	(233,584)
Net cash used in operating activities	(1,176,940)	(765,961)

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	-	136
Purchases of property and equipment	(150,470)	(647,317)
Loan receivable-related party	43,708	-
Net cash used in investing activities	(106,762)	(647,181)

FINANCING ACTIVITIES
Borrowings under short-term loans	4,029,193	2,505,027
Repayment of short-term loans	(5,696,201)	(1,357,135)
Issuance of convertible notes, net of issuance cost and debt discount	1,344,000	-
Issuance of common stock, net of issuance cost	576,000	-
Net cash provided by financing activities	252,992	1,147,892

Effect of exchange rate changes on cash and cash equivalents	(4,092)	(3,988)

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,034,802)	(269,238)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING	1,519,666	1,653,260
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING	$484,864	$1,384,022

Supplemental disclosure of cash flow information:
Cash paid during the year

Income taxes	$-	$-
Interest	$346,042	$214,002

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	$286,795	$1,279,189
Restricted cash	198,069	104,833
Total cash, cash equivalents, and restricted cash	$484,864	$1,384,022